Robert P. Wason
Chief Financial Analyst
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

January 7, 2002

Re:   SEC File No. 70-9729

Dear Bob:

In accordance with the recommendation of the Staff, a Certificate of Withdrawal of Post-Effective Amendment Nos. 2 and 3 in the captioned file is transmitted herewith.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer

TGB/mms



                                  UNITED STATES OF AMERICA
                                         before the
                             SECURITIES AND EXCHANGE COMMISSION


------------------------------------------------
          In the Matter of                      :
                                                :     CERTIFICATE OF
AMERICAN ELECTRIC POWER COMPANY, INC.           :      WITHDRAWAL OF
1 Riverside Plaza                               :       APPLICATION
Columbus, Ohio 43215                            :           OR
                                                :       DECLARATION
File No. 70-9729                                :            ON
                                                :        FORM U-1
(Public Utility Holding Company Act of 1935)    :
------------------------------------------------


            American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended, hereby withdraws Post-Effective Amendment Nos. 2 and 3 in its Application or Declaration on Form U-1 in File No. 70-9729, as heretofore filed with the Commission on August 22, 2001 and November 6, 2001, respectively.

                        AMERICAN ELECTRIC POWER COMPANY, INC.


                        By___/s/ Thomas G. Berkemeyer_______
                                    Assistant Secretary


Dated:  January 7, 2002